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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                          Commission File Number  03928
                                                  ------

                            Wellington Hall Limited
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             (Exact name of registrant as specified in its charter)

             425 John Ward Road, Lexington, NC 29295 (336) 249-4931
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive officer

                                     Common
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule12g-4(a)(1)(i)      (  )          Rule 12h-3(b)(1)(i)     (  )
     Rule 12g-4(a)(1)(ii)    (  )          Rule 12h-3(b)(1)(ii)    (xx)
     Rule 12g-4(a)(2)(i)     (  )          Rule 12h-3(b)(2)(i)     (  )
     Rule 12g-4(a)(2)(ii)    (  )          Rule 12h-3(b)(2)(ii)    (  )
                                           Rule 15d-6              (  )

     Approximate number of holders of record as of the certification or notice date: 443

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date  April 27 2001                     By: /s/ Hoyt M. Hackney, Jr.,
                                                Hoyt M. Hackney, Jr., President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which will be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

            Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (3-99)